Eargo, Inc.

1600 Technology Drive, 6th Floor

San Jose, California 95110

October 13, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Celeste Murphy
Ada D. Sarmento
Sash Parikh
Michael Fay

Re:	Eargo, Inc. Registration Statement on Form S-1 (Registration No. 333-249075)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-249075) (the “Registration Statement”) of Eargo, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 15, 2020, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Alan Mendelson at (650) 463-4693 or Kathleen Wells at (650) 463-2677.

Thank you for your assistance in this matter.

Very truly yours,

EARGO, INC.

By:	/s/ Christian Gormsen
Christian Gormsen
President and Chief Executive Officer

cc:	Christy La Pierre, Eargo, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Kathleen Wells, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP